Hydrogenics Corporation
Third Quarter 2006 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30	December 31
	2006	2005
Assets

Current assets
Cash and cash equivalents	$13,048	$5,394
Short-term investments	53,522	80,396
Accounts receivable	7,823	7,733
Grants receivable	2,555	1,909
Inventories (note 4)	11,653	8,685
Prepaid expenses	1,635	2,353

	90,236	106,470
Property, plant and equipment	5,592	5,682
Intangible assets	3,188	33,972
Goodwill	14,063	68,505
Other non-current assets	81	28

	$113,160	$214,657

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,703	$14,918
Unearned revenue	5,445	3,772

	24,148	18,690

Long-term debt	207	325
Deferred research and development grants	150	135

	24,505	19,150

Shareholders’ Equity
Share capital and other equity	320,800	318,804
Deficit	(226,964)	(118,274)
Accumulated other comprehensive loss	(5,181)	(5,023)

	88,655	195,507

	$113,160	$214,657

The accompanying notes form an integral part of these interim consolidated financial statements.

(Signed) Norman Seagram	(Signed) Pierre Rivard
Chairman	President, CEO, Director

Third Quarter 2006 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss	—	—	—	(108,690)	—	(108,690)
Foreign currency translation adjustments	—	—	—	—	(158)	(158)

Comprehensive loss						(108,848)

Shares issued:
Issuance of common shares on exercise of options	236,796	419	—	—	—	419
Stock-based consulting expense	—	—	39	—	—	39
Employee Stock-based compensation expense	—	—	1,538	—	—	1,538

Balance at Sep 30, 2006	91,916,466	$307,376	$13,424	$(226,964)	$(5,181)	$88,655

The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
		September 30		September 30
	2006	2005	2006	2005

Revenues	$9,000	$10,537	$20,512	$28,134

Cost of revenues	8,435	8,964	19,688	24,461

	565	1,573	824	3,673

Operating expenses
Selling, general and administrative	7,123	6,788	20,347	19,340
Research and product development (note 7)	2,693	908	5,875	5,859
Amortization of property, plant and equipment	397	358	927	1,094
Amortization of intangible assets	2,118	2,101	6,354	6,304
Impairment of intangible assets and goodwill (note 3)	79,896	—	79,896	—
Integration costs (note 11)	—	72	—	1,109

	92,227	10,227	113,399	33,706

Loss from operations	(91,662)	(8,654)	(112,575)	(30,033)

Other income (expenses)
Provincial capital tax expense (recovery)	8	(109)	(78)	(241)
Interest	814	679	2,820	1,845
Foreign currency gains	73	632	1,126	304

	895	1,202	3,868	1,908

Loss before income taxes	(90,767)	(7,452)	(108,707)	(28,125)
Current income tax expense (recovery)	(35)	65	(17)	113

Net loss for the period	$(90,732)	$(7,517)	$(108,690)	$(28,238)

Net loss per share
Basic and diluted (note 8)	$(0.99)	$(0.08)	$(1.18)	$(0.31)

Shares used in calculating basic and diluted net loss per share	91,858,314	91,678,279	91,782,208	91,073,959
The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(90,732)	$(7,517)	$(108,690)	$(28,238)
Items not affecting cash
Amortization of property, plant and equipment	516	737	1,409	1,769
Amortization of intangible assets	2,118	2,101	6,354	6,304
Impairment of intangible assets and goodwill	79,896	—	79,896	—
Unrealized foreign exchange (gains) losses	(82)	28	(94)	17
Imputed interest on long-term debt	—	3	1	19
Non-cash consulting fees	—	19	39	56
Stock-based compensation	541	734	1,538	1,793
Net change in non-cash working capital	1,751	(2,926)	1,329	(5,885)

	(5,992)	(6,821)	(18,218)	(24,165)

Investing activities
Increase (decrease) in short-term investments	(50,136)	(38,489)	26,874	7,886
Purchase of property, plant and equipment	(517)	(19)	(1,322)	(317)
Business acquisitions, net of cash acquired	—	—	—	(343)

	(50,653)	(38,508)	25,552	7,226

Financing activities
Repayment of long-term debt	(27)	(52)	(120)	(133)
Deferred research and development grant	18	2	21	(15)
Common shares issued, net of issuance costs	31	3	419	149

	22	(47)	320	1

Increase (decrease) in cash and cash equivalents during the period	(56,623)	(45,376)	7,654	(16,938)
Cash and cash equivalents – Beginning of period	69,671	54,647	5,394	26,209

Cash and cash equivalents – End of period	$13,048	$9,271	$13,048	$9,271

Supplemental disclosure
Interest paid	$34	$35	$36	$65
Income taxes paid	19	5	24	71
The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)
1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 12.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine-month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2005 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2005, except as described below in note 2. Certain prior year amounts have been reclassified to conform with the current period presentation.
2. Change in accounting policy
(i) Canadian standards
In 2005, the Accounting Standards Board (AcSB) issued The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income,” and Section 3865, “Hedges,” that changed the way certain financial assets are accounted for and reported in the financial statements whereby they are now recorded at their fair value. The Corporation has elected to adopt these sections early, effective January 1, 2006.
Equity
The CICA replaced Section 3250, “Surplus,” with Section 3251, “Equity,” which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation adopted this pronouncement effective January 1, 2006.
In accordance with the provisions of these new standards, the Corporation reflected the following adjustments as of January 1, 2006.
1.	A presentational reclassification of amounts previously recorded in ‘‘Cumulative translation adjustment’’ to ‘‘Accumulated other comprehensive loss.”

2.	Short-term investments are now carried at amortized cost. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned is recognized using the effective interest rate method and any decline in fair value, other than a temporary decline, is recognized immediately in the consolidated statement of operations.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
(ii) U.S. standards
Inventory costs
In 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. The Corporation adopted this pronouncement effective January 1, 2006 for accounting principles generally accepted in the United States (“U.S. GAAP”). The adoption of this guidance did not have an impact on the Corporation’s financial position, results of operations or cash flows.
Share-based payments
FASB issued FAS No. 123R “Share-Based Payments”, which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. The Corporation adopted this standard for U.S. GAAP reporting purposes beginning January 1, 2006. The adoption of this standard did not have an impact on the Corporation’s financial position, results of operations or cash flows.
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt the provisions of FIN 48 effective January 1, 2007. The Corporation does not expect the adoption of this guidance to have a material impact on the Corporation’s financial position, results of operations or cash flows.
3. Business acquisitions and impairment of intangible assets and goodwill
In the three months ended September 30, 2006, the Corporation commenced a comprehensive assessment of its business and operating plans. As a result of this assessment and changes in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management determined that the revenues of the Test Systems business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets.
Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units. Based on the results of these assessments, the Corporation recorded the following impairment charges:

Goodwill of the OnSite Generation reporting unit	$50,353
Intangible assets of the OnSite Generation reporting unit	24,430
Goodwill of the Test Systems reporting unit	5,113

$79,896

This estimates of the fair values used in the impairment charge calculations were determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
The remaining identifiable intangibles related to the Corporations OnSite Generation business consists of $2,700 of development technology. This asset will continue to be amortized over its remaining useful life of 5 years.
Further to the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) on January 6, 2005, the Corporation recorded $6,615 of restructuring costs in connection with combining the pre-merger Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation, and accordingly, have resulted in an increase to goodwill.
The following table shows the activities related to the restructuring liabilities:

	Severance	Facilities	Other	Total

Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments and adjustments	3,806	2,475	300	6,581

Restructuring liabilities as at September 30, 2006	$—	$34	$—	$34

Cash payments during the nine months ended September 30, 2006 were $487, related to facilities accruals. During the nine months ended September 30, 2006, goodwill was reduced by $55 as a result of adjustments to facility liabilities recognized on the acquisition of Stuart Energy.
4. Inventories

	September 30	December 31
	2006	2005

Raw materials	$5,639	$4,202
Work-in-progress	5,882	4,377
Finished goods	132	106

	$11,653	$8,685

5. Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet. Changes in the Corporation’s aggregate product warranty liabilities for the nine months ended September 30, 2006 are as follows:

Balance, December 31, 2005	$2,733
Accruals for warranties issued during the period	3,025
Settlements made during the period	(2,223)

Balance, September 30, 2006	$3,535

Third Quarter 2006 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
6. Stock-based compensation
During the nine months ended September 30, 2006, 1,245,400 stock options with a weighted average exercise price of $3.07 and a weighted average fair value of $1.44 at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	September 30	September 30
	2006	2005

Risk free interest rate (%)	4.31%	3.64%
Expected volatility (%)	55%	58%
Expected life (in years)	4	4
Expected dividends	nil	nil
Stock-based compensation expense of $1,538 is included in selling, general and administrative expenses for the nine months ended September 30, 2006.
Prior to January 1, 2003, under Canadian GAAP, no compensation expense was recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as a compensation expense over the period in which the related employee services are rendered based on the estimated fair value at the date of the grant. Had the Corporation determined compensation expense based on the fair value method described in CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments” for stock options granted in the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	Three months ended		Three months ended
	September 30		September 30
	2006		2005
	Basic and		Basic and
	diluted net		diluted net
	loss per share		loss per share

Net loss for the period	$(90,732)	$(0.99)	$(7,517)	$(0.08)
Additional stock-based compensation expense	—	—	20	—

Pro forma net loss for the period	$(90,732)	$(0.99)	$(7,537)	$(0.08)

	Nine months ended		Nine months ended
	September 30		September 30
	2006		2005
	Basic and		Basic and
	diluted net		diluted net
	loss per share		loss per share

Net loss for the period	$(108,690)	$(1.18)	$(28,238)	$(0.31)
Additional stock-based compensation expense	9	—	71	—

Pro forma net loss for the period	$(108,699)	$(1.18)	$(28,309)	$(0.31)

Third Quarter 2006 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
7. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three months and nine months ended September 30, 2006, research and product development expenses and program funding, which have been received or are to be received, are as follows:

	Three months ended September 30
	2006	2005

Research and product development expenses	$3,115	$1,581
Research and product development funding	(422)	(673)

Total research and product development expenses	$2,693	$908

	Nine months ended September 30
	2006	2005

Research and product development expenses	$8,212	$8,256
Research and product development funding	(2,337)	(2,397)

Total research and product development expenses	$5,875	$5,859

8. Net loss per share
For the three and nine months ended September 30, 2006, the weighted average number of common shares outstanding was 91,858,314 and 91,782,208. Consistent with the prior year, no effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.
9. Guarantees
As at September 30, 2006, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $3,760 (December 31, 2005 — $4,190) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10. Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
Financial information by reportable segment for the three and nine months ended September 30, 2006 and 2005 is as follows:

	Three months ended September 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$5,009	$1,938	$2,053	$—	$9,000
Amortization of intangible assets	1,633	473	12	—	2,118
Amortization of property, plant and equipment	193	119	85	—	397
Impairment of intangible assets and goodwill	74,783	—	5,113	—	79,896
Interest income	—	—	—	815	815
Interest expense	—	—	—	1	1
Income tax recovery	—	—	—	(35)	(35)
Segment loss (i)	(79,725)	(3,027)	(5,435)	(2,545)	(90,732)

	Nine months ended September 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$8,988	$4,055	$7,469	$—	$20,512
Amortization of intangible assets	4,899	1,419	36	—	6,354
Amortization of property, plant and equipment	355	464	108	—	927
Impairment of intangible assets and goodwill	74,783	—	5,113	—	79,896
Interest income	—	—	—	2,821	2,821
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	(17)	(17)
Segment loss (i)	(88,927)	(7,949)	(5,472)	(6,342)	(108,690)

	Three months ended September 30, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$6,571	$649	$3,317	$—	$10,537
Amortization of intangible assets	1,616	473	12	—	2,101
Amortization of property, plant and equipment	80	126	531	—	737
Interest income	—	—	—	717	717
Interest expense	—	—	—	38	38
Income tax expense	—	—	—	65	65
Segment loss (i)	(1,728)	(1,693)	(1,125)	(2,971)	(7,517)

Third Quarter 2006 Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$17,083	$2,705	$8,346	$—	$28,134
Amortization of intangible assets	4,850	1,419	35	—	6,304
Amortization of property, plant and equipment	285	501	983	—	1,769
Interest income	—	—	—	1,936	1,936
Interest expense	—	—	—	91	91
Income tax expense	—	—	—	113	113
Segment loss (i)	(8,775)	(8,326)	(2,654)	(8,483)	(28,238)

(i)	Segment loss includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets and the impairment of intangible assets and goodwill.
Purchases of intangible assets and goodwill during the three months ended September 30, 2006 were $nil ($nil for the three months ended September 30, 2005). Purchases of intangible assets and goodwill during the nine months ended September 30, 2006 were $nil ($38,500 and $63,936, respectively, for the nine months ended September 30, 2005).
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at September 30, 2006 are $2,700 and $14,063 (December 31, 2005 — $32,033 and $63,392), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at September 30, 2006 were $473 and $nil (December 31, 2005 — $1,892 and $nil), respectively. Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at September 30, 2006 were $15 and $nil (December 31, 2005 — $47 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
Revenues are segmented by geography, as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

United States	$2,406	$4,746	$6,883	$10,363
Korea	2,215	196	2,218	1,284
Canada	969	401	1,983	1,221
Japan	350	131	1,489	1,170
Romania	1	57	1,329	57
France	510	112	1,288	120
United Kingdom	145	1,043	782	1,211
Rest of world	2,404	3,851	4,540	12,708

	$9,000	$10,537	$20,512	$28,134

Third Quarter 2006 Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
11. Integration costs
Integration costs related to reorganization and alignment activities associated with the acquisition of Stuart Energy in 2005 have been fully paid as of September 30, 2006.

	Three months ended	Three months ended
	September 30, 2006	September 30, 2005

Termination benefits	$—	$—
Other	—	72

	$—	$72

	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005

Termination benefits	$—	$716
Other	—	393

	$—	$1,109

12. Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Net loss for the period based on Canadian GAAP	$(90,732)	$(7,517)	$(108,690)	$(28,238)
Write-off of in-process research and product development (i)	—	—	—	(18,400)
Impairment charge related to in-process research and product development (i)	11,100	—	—	—
Amortization of in-process research and product development (i)	657	657	1,971	1,971

Net loss for the period based on U.S. GAAP	(78,975)	(6,860)	(106,719)	(44,667)
Foreign currency translation adjustments	(196)	(1)	(158)	(1,657)

Comprehensive loss for the period based on U.S. GAAP	$(79,171)	$(6,861)	$(106,877)	$(46,324)

Basic and diluted loss per share based on U.S. GAAP	$(0.86)	$(0.07)	$(1.16)	$(0.51)
Weighted average number of shares used in calculating basic and diluted loss per share	91,858,314	91,678,279	91,782,208	91,073,959

Third Quarter 2006 Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
(i) In-process research and development
In accordance with U.S. GAAP, in-process research and product development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and product development is capitalized and amortized over the estimated useful life. In-process research and product development is included in product technology.

Third Quarter 2006 Interim Consolidated Financial Statements	Page 14